1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Dire +1 202 261 3027 Fax

October 30, 2015

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to the comments you provided to Joshua Katz of Dechert LLP and me in a telephonic discussion on September 14, 2015, with respect to your review of Post-Effective Amendments No. 467 and 482 (together, the “PEAs”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2015 and August 10, 2015, respectively.1 The PEAs were filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) solely for the purpose of registering shares of the Goldman Sachs Financial Square Federal Instruments Fund, a new series of the Registrant (the “Fund”). The Fund intends to be a “government money market fund,” as such term is defined in or interpreted under Rule 2a-7 under the Investment Company Act. The date upon which the PEAs would have become effective was delayed until October 30, 2015. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Please note that the Registrant’s responses to the Staff’s comments with respect to Post-Effective Amendment No. 468 (“PEA 468”) to the Registrant’s registration statement filed with the SEC on July 29, 2015 will be filed in a subsequent letter. PEA 468 was filed pursuant to Rule 485(a) under the Securities Act solely for the purpose of registering shares of the Goldman Sachs Investor Money Market Fund, a new series of the Registrant (the “Retail Fund”). The Retail Fund intends to be a “retail money market fund,” as such term is defined in or interpreted under Rule 2a-7 under the Investment Company Act. The effective date of PEA 468 has been delayed.

[1]	PEA 467 was filed to register the following share classes of the Fund: FST Shares, Administration Shares, Capital Shares, Preferred Shares, Premier Shares, Select Shares, and Service Shares. PEA 482 was filed to register the following share class of the Fund: Cash Management Shares.

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Prospectus

1.	Comment: Please provide the completed fee and expense table for the Fund before filing the effective registration statement.

Response: The Fund’s completed fee and expense table is attached hereto as Exhibit A.

2.	Comment: Please confirm that the Fund will include the disclosure statement required by amended Form N-1A, Item 4(b)(1)(ii)(B).[2]

Response: The Fund hereby confirms that it will include such disclosure statement in the Prospectus by April 14, 2016, the compliance date for this new disclosure requirement.

3.	Comment: Under the “Investment Management Approach – Principal Investment Strategies – Additional Fund Characteristics and Restrictions” section, please define the terms “daily liquid asset” and “weekly liquid asset.”

Response: The Fund has incorporated this comment.

4.	Comment: In the “Investment Management Approach – Investment Practices and Securities” section, the Fund discloses that it will publish portfolio holdings information on its website on a weekly basis, with no lag required between the date of the information and the date on which the information is disclosed. Please explain supplementally the process by which the Fund’s Board of Trustees (the “Board”) oversees the Fund’s practice of publishing portfolio holdings information.

Response: The disclosure of any portfolio holdings information must be in accordance with the Fund’s portfolio holdings information disclosure policy, which has been approved by the Board.

[2]	Item 4(b)(1)(ii)(B) of amended Form N-1A will require a government money market fund to disclose the following:

You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

5.	Comment: Footnote 2 to the “Investment Policies Matrix” in the “Investment Management Approach” section indicates that “securities without short-term ratings may be purchased if they are deemed to be of comparable quality by the Investment Adviser to First Tier Securities.” Please explain supplementally whether the Board has delegated this function to the Investment Adviser.

Response: Rule 2a-7(e) under the 1940 Act permits a money market fund’s board of trustees/directors to delegate to the fund’s investment adviser or officers the responsibility to make any determination required to be made by the board under Rule 2a-7, other than certain determinations specified in that paragraph that are not delegatable. The specific exceptions do not include, and therefore the rule permits, the delegation of credit quality determinations. The SEC has acknowledged that a board is permitted to delegate this function under Rule 2a-7, subject to the oversight and general supervision of the board.3 The Registrant respectfully submits that any credit quality determinations by the Investment Adviser are made pursuant to procedures adopted by the Board, namely the Money Market Fund Rule 2a-7 Procedures.

6.	Comment: The Staff notes that “Interest Rate Risk” in the “Risks of the Fund” section states the following: “The Fund may reduce or withhold any income and/or gains generated from its investments to the extent necessary to maintain a stable $1.00 share price.” Please discuss supplementally the various measures that the Fund could take to seek to maintain a stable price per share and please incorporate appropriate disclosure into the Fund’s prospectus that discusses these various measures.

Response: In accordance with Rule 2a-7, the Fund currently seeks to maintain a stable $1.00 share price by using the amortized cost method of valuation and the penny-rounding pricing method. Subject to the general oversight and supervision of the Board, the Fund could take a variety of additional measures to seek to maintain a stable $1.00 share price, some of which are currently disclosed in the Fund’s Prospectus and Statement of Additional Information. The Fund will clarify its disclosure as follows:

[3]	See Money Market Fund Reform; Final Rule, Investment Company Act Rel. No. 29132 (Feb. 23, 2010), at footnote 276 (“We note that Rule 2a-7(e) allows a board to delegate the creditworthiness evaluation to the fund’s investment adviser or officers, under guidelines and procedures that the board establishes and reviews.”)

Prospectus

The Fund may, among other things, reduce or withhold any income and/or gains generated from its investments to the extent necessary to maintain a stable $1.00 share price.4

Statement of Additional Information

The Trustees have established procedures designed to stabilize, to the extent reasonably possible, the Fund’s price per share as computed for the purpose of sales and redemptions at $1.00. Such procedures include review of the Fund by the Trustees, at such intervals as they deem appropriate, to determine whether the Fund’s net asset value calculated by using available market quotations (or an appropriate substitute which reflects market conditions) deviates from $1.00 per share based on amortized cost, as well as review of methods used to calculate the deviation. If such deviation exceeds 1/2 of 1%, the Trustees will promptly consider what action, if any, will be initiated. In the event the Trustees determine that a deviation exists which may result in material dilution or other unfair results to investors or existing shareholders, they will take such corrective action as they regard to be necessary and appropriate, including, without limitation, the sale of portfolio instruments prior to maturity to realize capital gains or losses or to shorten average portfolio maturity; withholding part or all of dividends or payment of distributions from capital or capital gains; redeeming shares in kind; or establishing a net asset value per share by using available market quotations or equivalents. In addition, in order to stabilize the net asset value per share at $1.00, the Trustees have the authority to, among other things (i) ~~to~~ reduce or increase the number of shares outstanding on a pro rata basis, and (ii) ~~to~~ offset each shareholder’s pro rata portion of the deviation between the net asset value per share and $1.00 from the shareholder’s accrued dividend account or from future dividends. The Fund may hold cash for the purpose of stabilizing its net asset value per share. Holdings of cash, on which no return is earned, would tend to lower the yield on the Fund’s shares.

[4]	This sentence will be removed from “Interest Rate Risk” and added to “Stable NAV Risk” in the “Risks of the Fund” section.

In addition, the Fund will consider further changes to its disclosure during the annual update amendment on behalf of the other money market funds in the Goldman Sachs Fund Complex. This filing will occur in December 2016. The Retail Fund will also consider the Staff’s comment and further changes to its disclosure prior to its launch.

Other

7.	Comment: Please make conforming changes in the Prospectus for the Fund’s FST, Administration, Capital, Preferred, Premier, Select, Service and Cash Management Shares in response to these comments, as appropriate.

Response: The Fund has incorporated this comment.

8.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit B.

*         *         *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden Carroll

Brenden Carroll

cc:	Robert Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Joon Kim, Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

Exhibit A

Fees and Expenses of the Fund

	FST Shares	Administration Shares	Capital Shares	Preferred Shares	Premier Shares	Select Shares	Service Shares	Cash Management Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%	0.21%
Distribution/Service (12b-1) Fees	—	—	—	—	—	—	0.25%	0.30%
Other Expenses[1]	0.12%	0.37%	0.27%	0.22%	0.47%	0.15%	0.37%	0.62%
Shareholder Administration, Service and/or Administration Fees	—	0.25%	0.15%	0.10%	0.35%	0.03%	0.25%	0.50%
All Other Expenses	0.12%	0.12%	0.12%	0.12%	0.12%	0.12%	0.12%	0.12%

Total Annual Fund Operating Expenses	0.33%	0.58%	0.48%	0.43%	0.68%	0.36%	0.83%	1.13%

Fee Waiver and Expense Limitation[2]	(0.13%)	(0.13%)	(0.13%)	(0.13%)	(0.13%)	(0.13%)	(0.13%)	(0.13%)

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.20%	0.45%	0.35%	0.30%	0.55%	0.23%	0.70%	1.00%

1	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
2	The Investment Adviser has agreed to: (i) not impose a portion of the Management Fee equal annually to 0.025% of the Fund’s average daily net assets; and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, shareholder administration, service and/or administration fees (as applicable),transfer agency fees and expenses, taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. These arrangements will remain in effect through at least October 30, 2016 and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Exhibit B

October 30, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Robert L. Griffith

Robert L. Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

cc:	Brenden P. Carroll, Dechert LLP